UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                          Commission File Number 0-27994
                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING
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(Check One):  [ ] Form 10-K                 [ ] Form 11-K      [ ] Form 20-F
              [X] Form 10-Q and 10-QSB      [ ] Form N-SAR

For Period Ended:  April 30, 1996

[  ]          Transition Report on Form 10-K
[  ]          Transition Report on Form 20-F
[  ]          Transition Report on Form 11-K
[  ]          Transition Report on Form 10-Q
[  ]          Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________


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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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PART I -- REGISTRANT INFORMATION
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Full name of registrant:       BATTERIES BATTERIES, INC.
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Former name if applicable:
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Address of principal executive office
  (Street and number):                     200 Madison Ave.

City, State and Zip Code:                  New York, New York 10016
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.








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PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


Additional time was needed to consolidate financial information in view of recent closing (April 12, 1996) of the initial public offering and simultaneous acquisitions of Tauber Electronics Inc., and Advanced Fox Antenna Inc.

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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Mr. John L. Teeger                      212             953-0100
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              (Name)                    (Area code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X]  Yes     [ ]  No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X]  Yes     [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


It is anticipated that the Company's income before provision for income taxes for the three months ended April 30, 1996 (which includes the operation of Tauber and Advanced Fox for the three months ended March 31, 1996) will be approximately $263,000 as compared to approximately $357,000 for the corresponding periods of the prior year.

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                        BATTERIES BATTERIES, INC.
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               (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 14, 1996                      By: /s/ John L. Teeger
                                         ---------------------------
                                         Name:  John L. Teeger
                                         Title: Vice President


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                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
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